                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                LOGIMETRICS, INC.
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
         ---------------------------------------------------------------
                         (Title of Class of Securities)

                                    541410106
                                   -----------
                                 (CUSIP Number)

                          Christopher C. Cambria, Esq.
                  Vice President, General Counsel and Secretary
                         L-3 Communications Corporation
                                600 Third Avenue
                               New York, NY 10016
                            Telephone: (212) 697-1111
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                              James P. Gerkis, Esq.
                        Whitman Breed Abbott & Morgan LLP
                                 200 Park Avenue
                               New York, NY 10166
                                 (212) 351-3000

                                  July 11, 2000
                              ---------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 541410106

--------------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    L-3 COMMUNICATIONS CORPORATION

--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

    WC, BK AND SC

--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

--------------------------------------------------------------------------------
                                     7.   SOLE VOTING POWER
           NUMBER OF                      0
            SHARES                ----------------------------------------------
         BENEFICIALLY                8.   SHARED VOTING POWER*
           OWNED BY                       108,901,622
             EACH                 ----------------------------------------------
           REPORTING                 9.   SOLE DISPOSITIVE POWER
            PERSON                        0
             WITH                 ----------------------------------------------
                                     10.  SHARED DISPOSITIVE POWER*
                                          108,901,622
--------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    108,901,622

--------------------------------------------------------------------------------

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                      [ ]

--------------------------------------------------------------------------------

------------------------
* 40,402,611 shares have been pledged to LogiMetrics, Inc. (the "Company") pursuant to the Stock Pledge Agreement dated as of July 10, 2000, made by L-3 Communications Corporation ("Purchaser"), as pledgor, in favor of the Company, as pledgee, to secure the obligations of Purchaser under the Secured Promissory Note, dated July 10, 2000, made by Purchaser to the Company, in the principal amount of $6,500,000, as payment for a portion of the purchase price for the 93,236,794 newly issued shares of the Company's common stock, par value $0.01 per share, acquired by Purchaser pursuant to the Purchase Agreement, dated July 10, 2000 (the "Purchase Agreement"), between the Company and Purchaser, all as more fully described herein.

                                  SCHEDULE 13D

CUSIP NO. 541410106


--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    59.0%* (based on 184,535,608 shares outstanding)

--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

--------------------------------------------------------------------------------








----------------------
* Such percentage is subject to adjustment as set forth in Section 1.3 of the Purchase Agreement.

                                  SCHEDULE 13D

CUSIP NO. 541410106

--------------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    L-3 COMMUNICATIONS HOLDINGS, INC.

--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

    AF

--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

--------------------------------------------------------------------------------
                                     7.   SOLE VOTING POWER
           NUMBER OF                      0
            SHARES                ----------------------------------------------
         BENEFICIALLY                8.   SHARED VOTING POWER*
           OWNED BY                       108,901,622
             EACH                 ----------------------------------------------
           REPORTING                 9.   SOLE DISPOSITIVE POWER
            PERSON                        0
             WITH                 ----------------------------------------------
                                     10.  SHARED DISPOSITIVE POWER*
                                          108,901,622
--------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    108,901,622

--------------------------------------------------------------------------------

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                      [ ]

--------------------------------------------------------------------------------

------------------------

* 40,402,611 shares have been pledged to the Company pursuant to the Stock Pledge Agreement dated as of July 10, 2000, made by Purchaser, as pledgor, in favor of the Company, as pledgee, to secure the obligations of Purchaser under the Secured Promissory Note, dated July 10, 2000, made by Purchaser to the Company, in the principal amount of $6,500,000, as payment for a portion of the purchase price for the 93,236,794 newly issued shares of the Company's common stock, par value $0.01 per share, acquired by Purchaser pursuant to the Purchase Agreement, all as more fully described herein.

                                  SCHEDULE 13D

CUSIP NO. 541410106


--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    59.0%* (based on 184,535,608 shares outstanding)

--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

--------------------------------------------------------------------------------










----------------------
* Such percentage is subject to adjustment as set forth in Section 1.3 of the Purchase Agreement.

                                  SCHEDULE 13D

CUSIP NO. 541410106


ITEM 1.   SECURITY AND ISSUER.

          The title of the class of equity securities to which this statement on
          Schedule 13D (this "Statement") relates is common stock, par value $0.01 per share (the "Common Stock"), of LogiMetrics, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 50 Orville Drive, Bohemia, New York 11716.

ITEM 2.   IDENTITY AND BACKGROUND.

          This Statement is filed by L-3 Communications Corporation, a Delaware corporation ("Purchaser"), and L-3 Communications Holdings, Inc., a Delaware corporation ("Holdings").

          Holdings is a publicly traded corporation. Purchaser is a wholly owned subsidiary of Holdings.

          Holdings conducts all its operations through Purchaser and Purchaser's subsidiaries. Purchaser is a leading merchant supplier of sophisticated secure communication systems and specialized communication products. Purchaser produces secure, high data rate communication systems, microwave components, avionics and ocean systems and telemetry, instrumentation and space products.

          Both Purchaser and Holdings have their principal executive offices at 600 Third Avenue, New York, New York 10016. The address of the principal business of both Purchaser and Holdings is 600 Third Avenue, New York, New York 10016.

          The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of Purchaser and Holdings are set forth in Appendix A hereto, which Appendix A is incorporated herein by reference.

          During the last five years, neither Purchaser nor Holdings nor, to the best knowledge of Purchaser or Holdings, any of the persons listed in Appendix A hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Pursuant to the Purchase Agreement, dated July 10, 2000 (the "Purchase Agreement"), between Purchaser and the Company, on July 11, 2000 Purchaser purchased from the Company an aggregate of 93,236,794 newly issued shares of Common Stock (the "Purchaser Shares") (such aggregate number of Purchaser Shares being subject to adjustment as provided in
          Section 1.3 of the Purchase Agreement, a copy of which is attached hereto as Exhibit 7.2 and which Section 1.3 is incorporated herein by reference), for a total purchase price of $15,000,000 paid at the closing under the Purchase Agreement as follows: (i) cash in the amount of $8,500,000 (the "Cash Funding"); and (ii) a secured promissory note of the Purchaser in the principal amount of $6,500,000 (the "Secured Promissory Note") initially secured by a pledge of 40,402,611 Purchaser Shares (the "Pledged Shares") pursuant to the Stock Pledge Agreement, dated as of July 10, 2000 (the "Stock Pledge Agreement"), made by Purchaser in favor of the Company. The Secured Promissory Note will be prepaid from time to time as necessary to fund the Company's reasonable ongoing working capital needs. If not paid prior thereto, the Secured Promissory Note will be paid in full on the earlier of (i) January 2, 2001 and (ii) the date that the Company consummates a

                                  SCHEDULE 13D

CUSIP NO. 541410106



          qualifying public offering of its equity securities. The Purchase Agreement, the Secured Promissory Note and the Stock Pledge Agreement, attached hereto as Exhibits 7.2, 7.3 and 7.4, respectively, are incorporated herein by reference.

          The Cash Funding was, and any payments under the Secured Promissory Note will be financed using: (i) borrowings under Purchaser's senior credit facilities with a syndicate of banks and financial institutions led by Bank of America, N.A., as administrative agent pursuant to (A) the Second Amended and Restated Credit Agreement (the "Amended and Restated Credit Agreement"), (B) the Amended and Restated 364 Day Credit Agreement (the "Amended and Restated 364 Day Credit Agreement"), and (C) the New 364 Day Credit Agreement (the "New 364 Day Credit Agreement"), in each case dated as of April 24, 2000, among Purchaser, as Borrower, the Several Lenders from time to time Parties thereto, the Certain Financial Institutions named as Co-Agents therein, Bank of America Securities LLC and Lehman Commercial Paper Inc., as Arrangers, Bank of America, N.A., as Administrative Agent, and Lehman Commercial Paper Inc., as Documentation Agent and Syndication Agent (the Amended and Restated Credit Agreement, the Amended and Restated 364 Day Credit Agreement and the New 364 Day Credit Agreement are sometimes referred to herein, collectively, as the "Senior Credit Facilities"); (ii) Purchaser's working capital;
          or (iii) a combination of clauses (i) and (ii).

          The Amended and Restated Credit Agreement provides for a $200,000,000 revolving credit facility expiring on March 31, 2003; the Amended and Restated 364 Day Credit Agreement provides for a $200,000,000 364-day revolving credit facility expiring on August 10, 2000; the New 364 Day Credit Agreement provides for a $300,000,000 364-day revolving credit facility expiring on April 27, 2001; provided, however, that all or a portion of the revolving credit facility under the Amended and Restated 364 Day Credit Agreement may be extended for a period of 364 days following August 10, 2000 with the consent of lenders holding not less than 50% of the commitments; provided further, however, that Purchaser may convert all or portion of the outstanding principal amount of the loans outstanding under the revolving credit facility under the Amended and Restated 364 Day Credit Agreement to term loans on August 10, 2000 or the date 364 days thereafter (the "364 Day Termination Date"). The revolving credit facility under the Amended and Restated 364 Day Credit Agreement includes borrowing capacity available for letters of credit and for borrowing on same-day notice (the "Swingline Loans").

          All borrowings under the Senior Credit Facilities bear interest, at Purchaser's option, at either: (i) a "base rate" equal to, for any day, the higher of: (A) 0.50% per annum above the latest Federal Funds Rate; and (B) the rate of interest in effect for such day as publicly announced from time to time by Bank of America National Trust & Savings Association in San Francisco, California, as its "reference rate" plus a spread ranging from 1.75% to 0.375% per annum depending on Purchaser's ratio of debt to EBITDA (as defined in the Senior Credit Facilities ("Bank EBITDA")) at the time of determination; or
          (ii) a "LIBOR rate" equal to, for any Interest Period (as defined in the Senior Credit Facilities), the London interbank offered rate of interest per annum for such Interest Period as determined by the Administrative Agent, plus a spread ranging from 2.75% to 1.25% per annum depending on Purchaser's ratio of debt to Bank EBITDA; provided, however, that Swingline Loans can only bear interest at a "base rate" plus the applicable spread.

          Purchaser will pay commitment fees calculated at a rate (i) ranging from 0.50% to 0.30% per annum on the daily amount of the available unused commitment under the revolving credit facility under the Amended and Restated Credit Agreement, and (ii) ranging from 0.30% to 0.20% per annum on the daily amount of the available unused commitment under the revolving credit facilities under both the Amended and Restated 364 Day Credit Agreement and the New 364 Day Credit Agreement, in each case depending on Purchaser's ratio of debt-to-EBITDA in effect on each day. Such commitment fees will be payable quarterly in arrears and upon termination of the Senior Credit Facilities.

          Purchaser will pay a letter of credit fee calculated at a rate ranging from (i) 1.375% to 0.625% per annum

                                  SCHEDULE 13D

CUSIP NO. 541410106


          in the case of performance letters of credit, and (ii) 2.75% to 1.25% in the case of all other letters of credit, in each case depending on Purchaser's ratio of debt to Bank EBITDA at the time of determination. Purchaser also will pay a fronting fee equal to 0.1250% per annum on the aggregate face amount of all outstanding letters of credit. Such fees will be payable quarterly in arrears and upon the termination of the Senior Credit Facilities. In addition, Purchaser will pay customary transaction charges in connection with any letters of credit. The Senior Credit Facilities provide for the issuance of letters of credit in currencies other than United States Dollars.

          The foregoing debt-to-EBITDA dependent rates range from the highest rate specified if the ratio of debt-to-EBITDA is greater than 4.75 to 1.0 and the lowest rate specified if such ratio is less than 2.75 to 1.0.

          If the loans under the Amended and Restated 364 Day Credit Agreement are converted into term loans, such term loans shall be repaid by the Borrower in nine consecutive quarterly installments commencing on March 31, 2001, by funding on each amortization payment date set forth below an amount necessary to cause the aggregate principal amount of term loans outstanding on such date to not exceed an amount equal to the product of (x) the "Applicable Percentage" set forth opposite such amortization payment date multiplied by (y) the aggregate amount of commitments of lenders to make loans under the Amended and Restated 364 Day Agreement on the 364 Day Termination Date (the "Applicable Converted Commitment"):

                                                  Applicable Percentage of the
             Amortization Payment Date          Applicable Converted Commitment
             -------------------------          -------------------------------
                    3/31/01                                  90.0%
                    6/30/01                                  80.0%
                    9/30/01                                  70.0%
                   12/31/01                                  60.0%
                    3/31/02                                  50.0%
                    6/30/02                                  40.0%
                    9/30/02                                  30.0%
                   12/31/02                                  20.0%
                    3/31/03                                   0.0%

          Borrowings under the Senior Credit Facilities are subject to mandatory prepayment (i) with the net proceeds of any incurrence of indebtedness, (ii) with 50% of the net proceeds of the issuance of equity securities, and (iii) with the proceeds of asset sales, in each case subject to certain exceptions.

          Purchaser's obligations under the Senior Credit Facilities are secured by (i) a pledge by Holdings of the stock of Purchaser, and (ii) a pledge by Purchaser and its material direct and indirect subsidiaries of all of the stock of their respective material domestic subsidiaries and 65% of the stock of Purchaser's material first-tier foreign subsidiaries. In addition, indebtedness under the Senior Credit Facilities is guaranteed by Holdings and by all of Purchaser's direct and indirect material domestic subsidiaries.

          The Senior Credit Facilities contain customary covenants and restrictions on Purchaser's ability to engage in certain activities. In addition, the Senior Credit Facilities provide that Purchaser must meet or exceed an interest coverage ratio and must not exceed a leverage ratio. The Senior Credit Facilities also include customary events of default.

          The Amended and Restated Credit Agreement, the Amended and Restated 364 Day Credit Agreement and the New 364 Day Credit Agreement, copies of which are attached hereto as Exhibit 7.7, Exhibit 7.8, and Exhibit 7.9, respectively, are incorporated herein by reference.

                                  SCHEDULE 13D

CUSIP NO. 541410106


ITEM 4.   PURPOSE OF TRANSACTION.

          Purchaser acquired the Purchaser Shares, which Purchaser Shares constituted at the closing under the Purchase Agreement approximately 55.2% of the outstanding Common Stock (or 53.5% of the outstanding Common Stock on a fully diluted basis (calculated after giving effect to the transactions contemplated by the Purchase Agreement and certain anti-dilution adjustments set forth in the Purchase Agreement)) to obtain a controlling equity interest in the Company. Each of Purchaser and Holdings is the beneficial owner (calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of 108,901,622 shares of Common Stock or 59.0% of the Common Stock (based on 184,535,608 shares outstanding).

          (a), (d), (e), and (j) -- The information set forth in the following sections of the Company's Information Statement pursuant to
          Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder, dated July 20, 2000 (the "Information Statement"), is incorporated herein by reference in its entirety:
          "The Transaction", "Right to Designate Directors", "L-3 Designees", "Stockholders Agreement", "Employment Agreements and Compensation Arrangements", "Stock Compensation Program", "Transaction Option Grants" and "Certain Related Party Transactions
          -- Registration Rights Agreements".

          (b), (c), (f), (g), (h), and (i) -- Not applicable.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (a) Each of Purchaser and Holdings is the beneficial owner (calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of 108,901,622 shares of Common Stock or 59.0% of the Common Stock (based on 184,535,608 shares outstanding).

          The information set forth in the following sections of the Information Statement is incorporated herein by reference in its entirety: "The Transaction" and "Transaction Option Grants".

      (b) Purchaser and Holdings have shared power to vote and dispose of all of the shares of Common Stock referred to above in Item 5 (a), subject, however, in respect of the Pledged Shares only, to the Stock Pledge Agreement a copy of which is attached hereto as Exhibit 7.4. The provisions of Sections 4, 5, 7 and 9 of the Stock Pledge Agreement are incorporated herein by reference. Pursuant to the Stock Pledge Agreement and unless a Triggering Event (as defined in the Stock Pledge Agreement) shall have occurred, Purchaser is entitled to receive all cash dividends paid in respect of the Pledged Shares, to vote the Pledged Shares and to give a consent, waiver or ratification in respect of the Pledged Shares, but only to the extent that such vote, consent, waiver or ratification would not impair the Collateral (as defined in the Stock Pledge Agreement) or violate any provision of the Stock Pledge Agreement. For every prepayment or payment by Purchaser of a portion of the principal amount of the Secured Promissory Note, a number of the Pledged Shares calculated pursuant to the formula set forth in Section 1.1(d) of the Purchase Agreement will be released from the pledge under the Stock Pledge Agreement and delivered to Purchaser. Section 1.1(d) of the Purchase Agreement is incorporated herein by reference. Upon payment of the Secured Promissory Note in full, all Purchaser Shares then subject to the pledge under the Stock Pledge Agreement will be automatically released from such pledge and delivered to Purchaser.

      (c) Not applicable.

      (d) Neither Purchaser nor Holdings, nor, to the best knowledge of Purchaser or Holdings, any of the persons listed in Appendix A, know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Purchaser Shares, other than, in respect of the Pledged Stock only, pursuant to the Stock Pledge Agreement. The response to
          Item 5(b) is incorporated herein by reference in its entirety.

                                  SCHEDULE 13D

CUSIP NO. 541410106


      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT SECURITIES OF THE ISSUER.

          The responses to Item 3 and Item 4 are incorporated herein by reference in their entirety. The Joint Filing Agreement, dated as of July 20, 2000, between Purchaser and Holdings (a copy of which is attached hereto as Exhibit 7.1), the Stockholders Agreement, dated July 10, 2000, among the Company, Purchaser and the Existing Holders named therein (a copy of which is attached hereto as Exhibit 7.5), and the Registration Rights Agreement, dated as of July 10, 2000, among the Purchaser and the other signatories thereto (a copy of which is attached hereto as Exhibit 7.6), are incorporated herein by reference in their entirety.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 7.1 Joint Filing Agreement, dated as of July 20, 2000, between Purchaser and Holdings.

          Exhibit 7.2 Purchase Agreement, dated July 10, 2000, between Purchaser and the Company.*

          Exhibit 7.3 Secured Promissory Note, dated July 10, 2000, made by Purchaser to the Company, in the principal amount of $6,500,000.

          Exhibit 7.4 Stock Pledge Agreement, dated as of July 10, 2000, made by Purchaser in favor of the Company.

          Exhibit 7.5 Stockholders Agreement, dated July 10, 2000, among the Company, Purchaser and the Existing Holders named therein.

          Exhibit 7.6 Registration Rights Agreement, dated as of July 10, 2000, among the Company, Purchaser and the other signatories thereto.

          Exhibit 7.7 Second Amended and Restated Credit Agreement, dated as of April 24, 2000, among Purchaser, as Borrower, the Several Lenders from time to time Parties thereto, the Certain Financial Institutions named as Co-Agents therein, Bank of America Securities LLC and Lehman Commercial Paper Inc., as Arrangers, Bank of America, N.A., as Administrative Agent and Lehman Commercial Paper Inc., as Documentation Agent and Syndication Agent.*

          Exhibit 7.8 Amended and Restated 364 Day Credit Agreement, dated as of April 24, 2000, among Purchaser, as Borrower, the Several Lenders from time to time Parties thereto, the Certain Financial Institutions named as Co-Agents therein, Bank of America Securities LLC and Lehman Commercial Paper Inc., as Arrangers, Bank of America, N.A., as Administrative Agent and Lehman Commercial Paper Inc., as Documentation Agent and Syndication Agent.*

          Exhibit 7.9 New 364 Day Agreement, dated as of April 24, 2000, among Purchaser, as Borrower, the Several Lenders from time to time Parties thereto, the Certain Financial Institutions named as Co-Agents therein, Bank of America Securities LLC and Lehman Commercial Paper Inc., as Arrangers, Bank of America, N.A., as Administrative Agent and Lehman Commercial Paper Inc., as Documentation Agent and Syndication Agent.*

          Exhibit 7.10 The Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder, dated July 20, 2000.


----------

* The schedules to this agreement have been omitted. Purchaser and Holdings agree to furnish such schedules supplementally to the Commission upon request.

                                  SCHEDULE 13D

CUSIP NO. 541410106


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 20, 2000

                       L-3 COMMUNICATIONS CORPORATION


                       By:  /S/ CHRISTOPHER C. CAMBRIA
                            ----------------------------------------------------
                            Name:  Christopher C. Cambria
                            Title: Vice President, General Counsel and Secretary



                       L-3 COMMUNICATIONS HOLDINGS, INC.


                       By:  /S/ CHRISTOPHER C. CAMBRIA
                            ----------------------------------------------------
                            Name:  Christopher C. Cambria
                            Title: Vice President and General Counsel

                                  SCHEDULE 13D

CUSIP NO. 541410106


                                   APPENDIX A

                        DIRECTORS AND EXECUTIVE OFFICERS
                            OF PURCHASER AND HOLDINGS

     The name, business address and present principal occupation or employment of each director and executive officer of Purchaser and Holdings and certain other information are set forth below. The business address of each such director and executive officer is: c/o L-3 Communications Corporation, 600 Third Avenue, New York, New York 10016. Unless otherwise indicate, each occupation set forth opposite an individual's name refers to employment with Purchaser and Holdings. All directors and executive officers listed below are citizens of the United States.

Name                     Present Principal Occupation or Employment
----                     ------------------------------------------

Directors
---------
Frank C. Lanza           Director since April 1997; Chairman and Chief Executive
                         Officer since April 1997.

Robert V. LaPenta        Director since April 1997; President & Chief Financial
                         Officer since April 1997.

David J. Brand           Director since April 1997; Member of the Audit
                         Committee. Mr. Brand is Managing Director of Lehman
                         Brothers and a principal in the Global Mergers &
                         Acquisitions Group, leading Lehman Brothers' Technology
                         Mergers and Acquisitions business. Mr. Brand joined
                         Lehman Brothers in 1987 and has been responsible for
                         merger and corporate finance advisory services for many
                         of Lehman Brothers' technology and defense industry
                         clients. Mr. Brand currently is a director of K&F
                         Industries, Inc.

Thomas A. Corcoran       Director since July 1997. Member of Audit Committee.
                         Mr. Corcoran has been the President and Chief Executive
                         Officer of Allegheny Teledyne Incorporated ("ATI")
                         since October 1999. Mr. Corcoran is a Director of ATI
                         and Chairman of the Board of Teledyne Technologies
                         Incorporated. Mr. Corcoran also is a member of the
                         Board of Trustees of Stevens Institute of Technology
                         and a Director of Lincoln Electric Holdings, Inc. and
                         REMEC, Inc.

Alberto M. Finali        Director since April 1997. Mr. Finali is a Managing
                         Director of Lehman Brothers Holdings Inc. ("Lehman
                         Brothers") and principal of the Merchant Banking Group,
                         based in New York. Mr. Finali joined Lehman Brothers in
                         1987 as a member of the M&A Group in New York and
                         became a Managing Director in 1997.

Robert B. Millard        Director since April 1997; Chairman of the Compensation
                         Committee. Mr. Millard is a Managing Director of Lehman
                         Brothers, head of Lehman Brothers' Principal Trading &
                         Investments Group and principal of the Merchant Banking
                         Group. Mr. Millard joined Kuhn Loeb & Co. in 1976 and
                         became a Managing Director of Lehman Brothers in 1983.
                         Mr. Millard currently is a director of GulfMark
                         Offshore, Inc. and Weatherford International, Inc.

John E. Montague         Director since April 1997; Member of Compensation
                         Committee. Mr. Montague has been Vice President and
                         Chief Financial Officer of Lockheed Martin Global
                         Telecommunications, Inc., a wholly owned subsidiary of
                         Lockheed Martin, since September 1998. Mr. Montague is
                         a director of Rational Software Corporation.


                                  Appendix A-1

                                  SCHEDULE 13D

CUSIP NO. 541410106


John M. Shalikashvili    Director since August 1998; Chairman of the Audit
                         Committee. General Shalikashvili (U.S. Army-ret.) is an
                         independent consultant and a Visiting Professor at
                         Stanford University. General Shalikashvili currently is
                         a director of United Defense Industries Inc., Plug
                         Power, Inc. and Frank Russell Trust Company.

Alan H. Washkowitz       Director since April 1997; Member of Compensation
                         Committee. Mr. Washkowitz is a Managing Director of
                         Lehman Brothers and head of the Merchant Banking Group,
                         and is responsible for the oversight of Lehman Brothers
                         Merchant Banking Portfolio Partnership L.P. Mr.
                         Washkowitz joined Lehman Brothers in 1978 when Kuhn
                         Loeb & Co. was acquired by Lehman Brothers. Mr.
                         Washkowitz currently is a director of K&F Industries,
                         Inc., McBridge plc. and Peabody Coal Co.

Arthur L. Simon          Director since April 2000. Mr. Simon is an independent
                         consultant. He currently is a director of Loral Space &
                         Communications, Inc.


Officers
--------
Frank C. Lanza           Chairman and Chief Executive Officer since April 1997.

Robert V. LaPenta        President and Chief Financial Officer of the Company
                         since April 1997.

Christopher C. Cambria   Vice President - Secretary and General Counsel. Mr.
                         Cambria joined the Company in June 1997.

Michael T. Strianese     Vice-President - Finance and Controller. Mr. Strianese
                         joined the Company in April 1997.

Lawrence W. O'Brien      Vice President - Treasurer. Mr. O'Brien joined the
                         Company in June 1997.

Robert F. Mehmel         Vice President - Planning and Assistant Secretary. Mr.
                         Mehmel joined the Company in April 1997.

Joseph S. Paresi         Vice-President - Product Development. Mr. Paresi joined
                         the Company in April 1997.

Lawrence H. Schwartz     Vice-President - Business Development. Mr. Schwartz
                         joined the Company in May 1997.

Jimmie V. Adams          Vice President - Washington D.C. Operations. General
                         Jimmie V. Adams (U.S.A.F.-ret.) joined the Company in
                         April 1997.

Robert RisCassi          Vice-President - Washington, D.C. Operations. General
                         Robert W. RisCassi (U.S. Army-ret.) joined the Company
                         in April 1997.


                                  Appendix A-2


                            STATEMENT OF DIFFERENCES
                            ------------------------

The section symbol shall be expressed as.................................. 'SS'